Exhibit 99.1

SciSparc Granted Patent from the Australian Patent Office for its Reduction of Opioids Use in Pain Management Technology

TEL AVIV, Israel, Oct. 31, 2023 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders and rare diseases of the central nervous system, announced today its had been received notice of acceptance for its patent application for Combination of Opioids and N-Acylethanolamines for pain treatment (the “Patent”).

The Patent has been granted by IP Australia, the government agency in Australia that administers intellectual property rights and legislation for patents.

According to a report by Grand View Research entitled “Opioid Market Size, Share & Trends Analysis Report By Product (IR/ Short Acting Opioids, ER/Long-Acting Opioids), By Application (Pain Relief, Anesthesia), By Route Of Administration, By Distribution Channel, By Region, And Segment Forecasts, 2023 – 2030”, the global opioid market size was valued at $22.8 billion in 2022 and is anticipated to grow at a compound annual growth rate (CAGR) of 1.4% from 2023 to 2030. The increasing rate of regulatory approvals and the launch of new opioid medicines to treat patients with chronic pain are the factors expected to drive market growth. At the same time, opioid abuse and addiction has been a global growing epidemic for more than a decade.

“The fact that SciSparc’s number of granted patents continues to grow is proof recognizing the innovation that characterizes the technologies in the Company’s pipeline. In this case, our unique technology allows us to harness the ability to treat pain through opioids while using significantly lower concentrations than those used on the market today and allows us to continue to fulfill our promise to offer both effective and safe treatments,” said SciSparc’s Chief Executive Officer, Oz Adler.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of ASD and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seeds oil-based products on Amazon Marketplace.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses that the therapeutic potential of opioids and n-acylethanolamines, the factors that drive market growth in chronic pain treatment, and that the Company is able to offer effective and safe treatments. Historical results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the SEC on May 1, 2023, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com

Tel: +972-3-6167055